Delisting Determination, The Nasdaq Stock Market, LLC, April 10, 2025, Patria Latin American Opportunity Acquisition Corp.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of Patria Latin American Opportunity Acquisition Corp. effective at the opening of the trading session on April 21, 2025.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5452(b)(C) and 5225(a)(1)(A).
The Company was notified of the Staff determination on November 7, 2024. The Company did not appeal. The Company securities were suspended on November 18, 2024. The Staff determination to delist the Company securities became final on January 2, 2025.